UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-55548

VISTANA SIGNATURE EXPERIENCES, INC.

(Exact name of registrant as specified in its charter)

9002 San Marco Court

Orlando, Florida 32819

(407) 903-4448

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Effective May 11, 2016, Iris Merger Sub, Inc., a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”), merged with and into Vistana Signature Experiences, Inc. (“Vistana”) (such transaction, the “Merger”), with Vistana surviving the Merger as a wholly-owned subsidiary of ILG.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vistana Signature Experiences, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 12, 2016	By:	/s/ Jeanette E. Marbert
		Name:	Jeanette E. Marbert
		Title:	Executive Vice President